FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Notice Concerning the Determination of the Conditions on Offering and

Sale of Our Shares

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 13, 2006

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2006

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Director
Senior Executive Managing Officer
Chief Financial Officer

February 13, 2006

For immediate release

Mitsui & Co., Ltd.

Notice Concerning the Determination of the Conditions on Offering and Sale of Our Shares

Mitsui & Co., Ltd. (“the Company”) has determined the offering price and sale price in connection with the offering of newly issued shares and the secondary offering of existing shares, which was approved at a meeting of Board of Directors of the Company held on January 31, 2006.

1. Offering of newly issued shares

1.	Number of new shares to be issued	Domestic public offering	65,000,000 shares
		Overseas offering	65,000,000 shares

2.	Offering price		1,528 yen per share

3.	Total amount of offering price		198,640,000,000 yen

4.	Issue price		1,467.55 yen per share

5.	Total amount of issue price		190,781,500,000 yen

6.	Portion of issue price which will not be transferred to stated capital		733.55 yen per share

7.	Offering period for domestic public offering		From Tuesday, February 14, 2006 To Thursday, February 16, 2006

8.	Payment date		Tuesday, February 21, 2006 Tuesday, February 21, 2006

Note:	Underwriters shall purchase shares of the common stock of the Company at the issue price and offer them at the offering price.

2. Secondary offering of the shares (over-allotment)

1.	Number of shares to be sold	9,750,000 shares

2.	Sale price	1,528 yen per share

3.	Total amount of sale price	14,898,000,000 yen

4.	Selling period	From Tuesday, February 14, 2006 To Thursday, February 16, 2006

5.	Delivery date	Wednesday, February 22, 2006

Note:	The purpose of this press release is to make a general public announcement concerning the public offering of newly issued shares and secondary sale of shares of common stock of the Company outside the United States. It has not been prepared for the purpose of an offer of, solicitation of an offer, or any similar acts to buy or subscribe for, shares of common stock of the Company. These shares will not be or have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements thereunder.

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3. Issuance of new shares by third party allotment

1.	Issue price	1,467.55 yen per share

2.	Total amount of issue price	Up to 14,308,612,500 yen

3.	Portion of issue price which will not be transferred to stated capital	733.55 yen per share

4.	Subscription period	Wednesday, March 22, 2006

5.	Payment date	Wednesday, March 22, 2006

<Reference>

1. Calculation of offering price and sale price

(1)	Price calculation day and price	Monday, February 13, 2006	1,560 yen

(2)	Discount rate	2.05%

2. Syndicate cover transaction period

From Friday, February 17, 2006 to Tuesday, March 14, 2006

3. Use of proceeds

The Company intends to use the net proceeds from the domestic public offering, the overseas offering and the third party allotment, which are expected to be up to 203,550,112,500 yen, entirely for investments. The Company aims to expand its earning base through continuous investments in the areas that it believes to have high growth potential and to be profitable. The Company plans to reinforce its mineral resources and energy businesses and to expand businesses with less sensitivity to commodity price fluctuations and steady revenues, such as infrastructure and automotive-related businesses. It also aims to expand its businesses in the expected growth areas such as media/information, outsourcing, retail support and medical/health/senior businesses. The Company intends to use the net proceeds to strengthen its financial soundness in order to flexibly invest in further growth opportunities in the future.

In the United Kingdom, this communication is directed only to persons who (i) have professional experience in matters related to investment or (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (all such persons together being referred to as “relevant persons”). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

Note:	The purpose of this press release is to make a general public announcement concerning the public offering of newly issued shares and secondary sale of shares of common stock of the Company outside the United States. It has not been prepared for the purpose of an offer of, solicitation of an offer, or any similar acts to buy or subscribe for, shares of common stock of the Company. These shares will not be or have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements thereunder.

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